SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549

                            FORM 10-C

              Report by Issuer of Securities Quoted
             on NASDAQ Interdealer Quotation System

              Filed pursuant to Section 13 or 15(d)
             of the Securities Exchange Act of 1934
              and Rule 13a-17 or 15d-17 thereunder

                       Electrosource, Inc.
         (Exact name of issuer as specified in charter)

                      3800B Drossett Drive
                    Austin, Texas  78744-1131
            (Address of principal executive offices)

 Issuer's telephone number, including area code:  (512) 445-6606

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Stock, par value $.10 per share.
2.   Number of shares outstanding before the change:  27,932,604
3.   Number of shares outstanding after the change:  30,090,604
4.   Effective date of change:  December 21, 1995
5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distributions, stock split, reverse split, acquisition of stock for treasury, etc.): Issuance of shares for cash, services or as license payments in various transactions.

     Give brief description of transaction: On December 21, 1995, the Company authorized the issuance of 2,158,000 shares pursuant to the terms of an Amendment dated November 1, 1995, to the Business Alliance and License Agreement between Electrosource, Inc., and Electric Power Research Institute.


                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Not Applicable.
2.   Name after change:  Not Applicable.
3.   Effective date of charter amendment changing name:  Not Applicable.
4.   Date of shareholder approval of change, if required:  Not Applicable.

Date:  December 21, 1995

                                     /s/ James M. Rosel
                              James M. Rosel, Vice President
                              (Officer's signature and title)